Tianyin Pharmaceutical Co., Inc.
23rd Floor, Unionsun Yangkuo Plaza
No.2, Block 3, Renmin Road South
Chengdu, P. R. China, 610041

July 14, 2009

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attn:	Brian Pitko

Re:	Tianyin Pharmaceutical Co., Inc.
Pre-Effective Amendment No. 3 Registration Statement on Form S-1
Filed September 29, 2008
File No. 333-159597

Dear Mr. Rosenthall:

We filed Pre Effective Amendment No.3, to our Registration Statement on Form S-1 on July 13, 2009.  We hereby request that the Registration Statement be declared effective at 9:30 a.m. Eastern Standard Time on Thursday, July 16, 2009.

We acknowledge that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and,

•	The company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your attention to this matter.  Please feel free to contact the undersigned if you have any questions regarding this letter.

Very truly yours,
Tianyin Pharmaceutical Co., Inc.

/s/ Dr. Jiang
By: Dr. Jiang, Chief Executive Officer, Acting Chief Financial Officer, Acting Principal Accounting Officer and Chairman